VS 10-8-02

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UNITED ST
SECURITIES AND EXCHA
Washington, D.C.

02053231

SEC FILE NUMBER
8-35271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **August 1, 2001** AND ENDING **July 31, 2002**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ATEL Securities Corporation**

OFFICIAL USE ONLY
017229
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

RECD S.E.C. OCT 01 2002

235 Pine Street, Sixth Floor
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Carpenter **(415) 989-8800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

555 California Street, Suite 1700	**San Francisco**	**California**	**94104**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as a basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VS 10-8-02

OATH OR AFFIRMATION

I, Donald E. Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATEL Securities Corporation, as of July 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RENETTE F. WARNER
Commission # 1208270
Notary Public - California
San Francisco County
My Comm. Expires Jan 16, 2003

This report ** contains(check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Stockholders' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Public Accountants on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATEL SECURITIES CORPORATION

Financial Statements And Supplemental Information for the Year Ended July 31, 2002
With Report And Supplementary Report Of Independent Auditors

ATEL SECURITIES CORPORATION

YEAR ENDED JULY 31, 2002

CONTENTS

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors
ATEL Securities Corporation

We have audited the accompanying balance sheet of ATEL Securities Corporation (the Company) as of July 31, 2002, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATEL Securities Corporation at July 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

August 23, 2002

ATEL SECURITIES CORPORATION

BALANCE SHEET

JULY 31, 2002

ASSETS

Cash	$ 546,548
Receivable from affiliate	192,881
	$ 739,429

LIABILITIES AND SHAREHOLDER'S EQUITY

Due to parent	$ 64,886
Due to broker/dealers	64,897
	129,783
Shareholder's equity:	
Common stock, no par; 100,000 shares authorized, 10,000 shares issued and outstanding	20,000
Retained earnings	589,646
	609,646
	$ 739,429

See accompanying notes.

ATEL SECURITIES CORPORATION

STATEMENT OF INCOME

YEAR ENDED JULY 31, 2002

Income:	
Commissions	$ 5,119,494
	5,119,494
Expenses:	
Commissions to other broker dealers	4,315,026
Compensation to employees/wholesalers	682,675
Other	20,242
	5,017,943
Income before income taxes	101,551
Provision for income taxes	42,652
Net income	$ 58,899

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JULY 31, 2002

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total
Balance, July 31, 2001	10,000	$ 20,000	$ 530,747	$ 550,747
Net income			58,899	58,899
Balance, July 31, 2002	10,000	$ 20,000	$ 589,646	$ 609,646

See accompanying notes.

ATEL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2002

Cash flows from operating activities:	
Net income	$ 58,899
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in receivable from affiliate	(75,318)
Increase in due to broker / dealers	18,366
Decrease in amount due to parent for operating expenses	(208,381)
Net cash used in operating activities	(206,434)
Decrease in cash	(206,434)
Cash, beginning of year	752,983
Cash, end of year	$ 546,549
Supplemental disclosure of cash flow information:	
Cash paid to parent during the year for income taxes	$ 42,652

See accompanying notes.

ATEL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2002

1. Organization:

ATEL Securities Corporation (the Company) was incorporated under the laws of the state of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer. The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the Parent).

2. Significant accounting policies:

Commission revenue and expense:

Commission revenue is recognized as the offerer accepts each subscription for interests in affiliated program units, after minimum funding levels are achieved. Commission expense, which the Company remits to broker/dealers, is recognized when the corresponding commission income is recognized.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net capital requirement:

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum "net capital," equivalent to the greater of $5,000 or 1/15th of "aggregate indebtedness," as those terms are defined by the Rules of the Securities Exchange Commission. Net capital at July 31, 2002 was $416,765, which exceeded minimum net capital requirements by $408,113. The ratio of aggregate indebtedness to net capital was approximately 0.31 to 1.

ATEL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2002

4. Related party transactions:

The securities business of the Company is limited to acting as a broker for the sales of units of program interest for programs sponsored by the Parent. The Company receives all its commission income, which is virtually all of the Company's revenue, from these sponsored programs. Amounts due from the sponsored programs are included in the Company's balance sheet under the caption "Receivable from affiliate."

Certain expenses related to the compensation of employees of the Parent and third party wholesalers are paid by the Parent. Certain expenses are reimbursed by the Company and are settled through the intercompany account with the Parent. In addition, certain expenses are absorbed directly by the Parent.

During the period from August 1, 2001 through July 31, 2002, the Company realized compensation expenses of $682,675 and the Parent absorbed compensation expenses of $399,946 that were not expensed by the Company.

For federal and state income tax reporting, the Company's taxable income is included in returns filed by the Parent. Accordingly, a share of federal and state income taxes is allocated to the Company by the Parent based upon effective tax rates of the Parent. The income tax liability (all currently payable) is settled through the intercompany account with the Parent.

Certain general and administrative services are provided to the Company by the Parent without charge. The Parent estimates the amount of these charges would have been approximately $8,000. Such services include a portion of the salaries of personnel assigned to administer the Company.

ATEL SECURITIES CORPORATION

SUPPLEMENTAL INFORMATION

YEAR ENDED JULY 31, 2002

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2002

1. Total ownership equity	$ 609,646
2. Deduct ownership equity not allowable for net capital	-
3. Total ownership equity qualified for net capital	609,646
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	609,646
6. Deductions and/or charges	
A. Total non-allowable assets	(192,881)
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities - proprietary capital charges	-
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	416,765
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities	-
C. Options	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	-
D. Undue concentration	-
E. Other	-
10. Net Capital	$ 416,765

ATEL SECURITIES CORPORATION

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

JULY 31, 2002

11. Minimum net capital required: (6-2/3% of line 19)	$	8,652
12. Minimum Dollar Requirement	$	5,000
13. Net Capital requirement (greater of line 11 or 12)	$	8,652
14. Excess net capital	$	408,113
15. Excess net capital @ 1000% (net capital - 10% of Aggregate Indebtedness)	$	403,787

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total Aggregate Indebtedness liabilities from Balance Sheet	$	129,783
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed where no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
19. Total Aggregate Indebtedness	$	129,783
20. Ratio of Aggregate Indebtedness/Net Capital		31.14

OTHER RATIOS

21. Percentage of debt to debt equity	-

There were no differences between this audited Computation of Net Capital and the corresponding schedule in the Company's unaudited July 31, 2002 Part II-A FOCUS filing.

ATEL SECURITIES CORPORATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3

JULY 31, 2002

25. If an exemption from Rule 15c3-3 is claimed, identify the section upon which such exemption is based

A. (k)(1) - $2,500 capital category as per Rule 15c3-1

B. (k)(2)(i) - "Special Account for Exclusive Benefit of Customers" maintained X

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC #s	Name	Product Code
8- ________	________________	________
8- ________	________________	________
8- ________	________________	________
8- ________	________________	________
8- ________	________________	________

D. (k)(3) - Exempted by order of the Commission

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

INDEPENDENT AUDITORS' SUPPLEMENTARY

REPORT ON INTERNAL CONTROL

Board of Directors
ATEL Securities Corporation

In planning and performing our audit of the financial statements of ATEL Securities Corporation (the Company) for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Making the recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

August 23, 2002